06008712

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43484

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmeriCal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 - 7th Avenue
(No. and Street)

San Francisco (City) California (State) 94118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Michael Yap (415)666-0633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louie & Pak, LLP
(Name – *if individual, state last, first, middle name*)

838 Grant Avenue, Suite 402-7 (Address) San Francisco (City) California (State) 94108 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/28/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Yap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AmeriCal Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

– NONE –

TAK NG
COMM. # 1408513
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP. APRIL 28, 2007

Notary Public

Signature

a.k.a. KIT YONG YAP, president.

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AmericCal Securities, Inc.

Financial Report

And Additional Information

Year Ended December 31, 2005

With

Report of Certified Public Accountant

By

Louie & Pak, LLP
Certified Public Accountants
838 Grant Avenue, Suite 402
San Francisco, CA 94108
(415) 397-6411

Louie & Pak, LLP
Certified Public Accountants

838 Grant Avenue, Suite 402-7, San Francisco, CA 94108 (415) 397-6411 Fax (415) 397-6617

Board of Directors
AmeriCal Securities, Inc.
San Francisco, CA

We have audited the accompanying balance sheet of AmeriCal Securities, Inc. (a California corporation) as of December 31, 2005, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriCal Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Calvin Y. Louie, CPA
Louie & Pak, LLP
Certified Public Accountants
February 27, 2006

AMERICAL SECURITIES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Deposits with clearing organization	$	85,000
Commissions receivable		2,291
Other receivable		(1,790)
Prepaid Expense		15,000
Current Assets		100,501
FIXED ASSETS		
Furniture & fixtures		15,373
Office equipment		51,698
Leasehold improvement		103,448
Accumulated depreciation		(105,331)
Net Fixed Assets		65,188
TOTAL ASSETS	$	165,689

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions payable	$	1,252
Accounts payable		11,875
Current Liabilities		13,127
OTHER LIABILITIES		
Subordinated loans		200,000
TOTAL LIABILITIES	$	213,127
STOCKHOLDERS' EQUITY		
Common Stock, no par value		200,000
Authorized - 500,000 shares		
Issued and outstanding - 200,000 shares		
Additional paid in capital		180,000
Retained Earnings		(427,438)
Total Stockholders' Equity		(47,438)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	165,689

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

AMERICAL SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE		
Commission revenue	$	185,632
Interest and dividend income		1,216
Other income		14,469
Total Revenue		201,317
EXPENSES		
Commission expense		44,080
Clearing and Execution Fees		51,357
Officer's Medical Expense		5,395
Wages & Salaries		26,947
Payroll Taxes		2,700
Professional Fees		8,851
Broker Registration Fees		1,200
Rent		6,000
Insurance		2,028
Office Supplies and Expenses		1,067
Telephone		9,803
Utilities		3,423
Depreciation		4,956
Quotes & Execution Fees		15,164
Dues and Subscriptions		2,485
Business Development		14,601
Income Tax		800
Regulatory Fees		8,769
Bank Fees		264
Interest Expense		1,425
Trading Error		6,085
Equipment Leasing		2,076
Miscellaneous		172
Total Expenses		219,648
NET INCOME (LOSS)	$	(18,331)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

AMERICAL SECURITIES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Retained Earnings, Beginning of Year	$	(409,107)
Net loss for the year ended December 31, 2005		(18,331)
Retained Earnings, December 31, 2005	$	(427,438)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

AMERICAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities		
Net Income (loss)	$	(18,331)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation		4,956
(Increase) decrease in:		
Commissions receivable		12,551
Other receivable		9,621
Prepaid Expense		(15,000)
Increase (decrease) in:		
Commissions payable		(4,142)
Accounts payable		11,041
Taxes payable		(2,205)
Net Cash Provided by Operating Activities		(1,509)
Cash Flows From Financing Activities		
Decrease in loan payable		(108,239)
Net Cash Provided by Financing Activities		(108,239)
Net Decrease in Cash		(109,748)
Cash and Deposits with Clearing Organizations - Balance January 1, 2005		169,748
Additional Shareholder Equity		25,000
Cash and Deposits with Clearing Organizations - Balance December 31, 2005	$	85,000

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information and Nature of Operations
AmeriCal Securities, Inc. is a California corporation.

This corporation is a brokerage firm located in San Francisco serving institutional and local individual investors.

Method of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Recognition of Income
Commissions earned from the sale of stocks and options are recognized on a trade date basis. Related commission expenses are also recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation
Office equipment, furniture and leasehold improvements are stated at cost and depreciated on a straight-line basis utilizing the assets' estimated useful lives of 5 to 39 years. Depreciation expense was $4,956 for the year ended December 31, 2005.

2. ERROR ACCOUNT

The error account is used for errors made in executing customers' orders. On December 31, 2005, this account had a net equity balance with U.S. Clearing of $2,920.

3. OPERATING LEASES

Office Lease
AmeriCal Securities, Inc. leased office space for $1,000 per month for January to June, 2005. No rent was needed to be paid for the months July to December 2005. Rent expense was $6,000 for the year ended December 31, 2005. Future rent payments will remain at $1,000 per month on a month-to- month basis.

Equipment Lease

AmeriCal Securities, Inc. leases a copier at $128 per month. Lease term for the copier is for 60 months and will expire December 13, 2006. Equipment lease expense was $2,077 for the year ended December 31, 2005. Future minimum lease payment at December 31, 2005 is as follows:

Year ending December 31,	Amount
2006	$ 1,408

4. **SUBORDINATED LOANS**

The borrowings under subordinated agreements at December 31, 2005, are listed below:

Subordinated note, 0%, due 1/15/08	$ 100,000
Subordinated note, 0%, due 12/30/08	100,000
Total:	$ 200,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

5. **INCOME TAXES**

No provision (credit) for federal corporation tax has been recorded. AmeriCal Securities, Inc. incurred a net loss for the year ended December 31, 2005.

6. **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the corporation is required to maintain a minimum net capital, as defined under such provisions. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the corporation had net capital and net capital requirements of $87,374 and $85,000 respectively.

7. **GOING CONCERN CONSIDERATIONS**

The Corporation has experienced several years of net operating losses. The Corporation receives most of its income from stock trade commission. In the aftermath of recent national events and the downturn of the stock market, the Corporation is concerned about the continuing effect on its annual revenue. The Corporation, in an effort to mitigate the effect of economic conditions, is searching for alternative sources of revenue. The ability of the Corporation to continue as a going concern is dependent on the success of these actions. The financial statements do not include any adjustments that might be necessary should the Corporation be unable to continue as a going concern.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER | as of 12/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800		$ (47,438)	3480
2. Deduct Ownership equity not allowable for Net Capital		( )	3490
3. Total ownership equity qualified for Net Capital		(47,438)	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		200,000	3520
B. Other (deductions) or allowable credits (List) [33]			3525
5. Total capital and allowable subordinated liabilities		$ 152,562	3530
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 65,188 [3540]		
1. Additional charges for customers' and non-customers' security accounts	$ [3550]		
2. Additional charges for customers' and non-customers' commodity accounts	[3560]		
B. Aged fail-to-deliver	[3570]		
1. Number of items [29] [3450]			
C. Aged short security differences-less reserve of $ [3460] [30]	[3580]		
number of items [3470]			
D. Secured demand note deficiency	[3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]		
F. Other deductions and/or charges	[3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)	[3615]		
H. Total deductions and/or charges		(65,188)	3620
7. Other additions and/or allowable credits (List)			3630
8. Net capital before haircuts on securities positions		$ 87,374	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities committments	$ [3660]		
B. Subordinated securities borrowings	[3670]		
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commercial paper [31]	[3680]		
2. U.S. and Canadian government obligations	[3690]		
3. State and municipal government obligations	[3700]		
4. Corporate obligations	[3710]		
5. Stocks and warrants	[3720]		
6. Options	[3730]		
7. Arbitrage	[3732]		
8. Other securities [32]	[3734]		
D. Undue Concentration	[3650]		
E. Other (List)	[3736]	( )	3740
10. Net Capital		$ 87,374	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	875	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	82,374	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	86,061	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	13,127	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$		3838
19. Total aggregate indebtedness			$	13,127	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)			%	15	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)			%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

AMERICAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2005

The company did not handle any customer cash or securities during the period.

AMERICAL SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION
OF CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2005

The company did not handle any customer cash or securities during the period and does not have any customer accounts.

AMERICAL SECURITIES, INC.
RECONCILIATION PURSUANT TO RULE 15c3-1 AND 15c3-3
DECEMBER 31, 2005

1. RECONCILIATION OF COMPUTATION OF NET CAPITAL TO RESPONDENT'S COMPUTATION

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Indebtedness	Ratio
Computation per respondent	$ 79,254	$ 4,972	0.06
Computation per Schedule I	87,374	13,127	0.15
Difference	$ (8,120)	$ (8,155)	(0.09)

2. RECONCILIATION OF COMPUTATION OF RESERVE REQUIREMENTS TO RESPONDENT'S COMPUTATIONS

The reconciliation between the computation per Schedule II and the respondent's computations is as follows:

Calculation per respondent	$ 0
Calculation per Schedule II	$ 0

Louie & Pak, LLP
Certified Public Accountants
838 Grant Avenue, Suite 402-7, San Francisco, CA 94108 (415) 397-6411 Fax (415) 397-6617

CERTIFIED PUBLIC ACCOUNTANT'S SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
AmeriCal Securities, Inc.
San Francisco, CA

We have audited the financial statements of AmeriCal Securities, Inc. for the year ended December 31, 2005 and have issued our report thereon dated February 27, 2006. As a part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to above and assess whether those practices and procedures can be expected to achieve the Commission's objectives referred to in the preceding paragraph.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of AmeriCal Securities, Inc. taken as a whole. However, our study and evaluation disclosed no conditions that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives. Also, nothing came to our attention that would indicate that the conditions for claiming exemption from Rule 15c-3 had not been complied with during the year.

This report is intended solely for the use of management, the National Association of Security Dealers, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

Calvin Y. Louie
Louie & Pak, LLP
Certified Public Accountants
February 27, 2006